January 20, 2005



Ms. Linda Cvrkel
Branch Chief
Mail Stop 03-05
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Groen Brothers Aviation, Inc.
         Form 10-KSB for the fiscal year ended June 30, 2004
         Form 10-QSB for the quarter ended September 30, 2004
         Commission file # 000-18958

Dear Ms. Cvrkel:

         Groen Brothers Aviation, Inc. (the "Company") has received your comment letter dated January 6, 2005 (copy attached as Exhibit A to this letter), and we respectfully submit our responses to the comments. Our responses are numbered to correspond to the numbered comments in your letter.

Form 10-KSB for the fiscal year ended June 30, 2004

Item 6.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

Results of Operations, page 13
------------------------------

1. In addition to cash compensation, the Company has a deferred compensation plan for certain of its senior executive officers that accrues additional salary. The deferred compensation accrued is payable in part or in whole only by resolution of the Company's Board of Directors. Through June 30, 2004, the Board of Directors has not authorized payment of any of the deferred compensation, and will not authorize payments until the Board determines such payment would be prudent in light of the Company's financial condition and availability of cash.




         GROEN BROTHERS AVIATION, INC. 2640 W. California Ave., Suite A, Salt Lake City, Utah 84101, (801) 973-0177, Fax (801) 973-4027

         The accrual of deferred compensation through June 30, 2004 includes amounts for five executive officers, with amounts originating from fiscal year 1998 for some officers and from fiscal years 2000 and 2001 for others. In fiscal year 2001, the Company began accruing interest expense on the unpaid deferred compensation at the rate of 8% per annum. The accrual of interest expense was discontinued on July 1, 2004. At June 30, 2004, deferred compensation and accrued interest were as follows:


                                         Deferred
              Name and Position        Compensation         Accrued Interest
-----------------------------------------------------------------------------
David Groen
   President and Chief
   Executive Officer                     $1,060,937                  $224,711
-----------------------------------------------------------------------------
Jay Groen
   Chairman of the Board                    432,220                    97,531
-----------------------------------------------------------------------------
Jim Mayfield
   Vice President of Subsidiary
   Corporation                              699,771                   118,466
-----------------------------------------------------------------------------
Robin Wilson
   Vice President of Subsidiary
   Corporation                              352,973                    41,158
-----------------------------------------------------------------------------
Nathan Drage
   Chief Legal Counsel                        6,500                        --
-----------------------------------------------------------------------------
Totals                                   $2,552,401                  $481,866
--------------------------------------=======================================

         The deferred compensation is included in accrued compensation and the accrued interest on the deferred compensation is included in accrued related party interest in the detail of accrued expenses in Note 4 to the consolidated financial statements as of June 30, 2004. The deferred compensation arrangement has also been disclosed in Item 10, Executive Compensation, in our Form 10-KSB.

         In future filings, we will disclose more fully the nature of the deferred compensation, the basis for accruing interest on the deferred compensation, and the rate and amount of accrued interest. In our Management's Discussion and Analysis of Financial Condition and Results of Operations we will use the term "deferred compensation" rather than "payroll" to clarify the disclosure.


Item 8A.  Controls and Procedures, page 18
------------------------------------------

2. The material weakness disclosed in Item 8A, Controls and Procedures resulted from the failure of the Company's executive officers responsible for financial reporting to timely analyze and record the accounting and financial reporting consequences of two transactions occurring in the second quarter of fiscal year 2004: (1) the change in terms of the Company's Series B Preferred Stock and (2) an amendment to the Company's Common Stock Purchase Agreement Dated November 7, 2000.

         As disclosed in Note 9 to the Notes to Consolidated Financial Statements for the year ended June 30, 2004, the Company and the holders of the Company's Series B Preferred Stock agreed to modifications to the features of the Series B Preferred Stock, and the Company amended its Articles of Incorporation to, among other changes, require that all redemptions of the Series B Preferred Stock be made wholly in cash. When originally issued in February 2002, the Company had the option to pay the redemption price of the Series B Preferred Stock, for a premium, in registered, unrestricted, shares of common stock of the Company, with a redemption price equal to 125% of the Stated Value of the Series B Preferred Shares plus 125% of all accrued but unpaid dividends. Because of its restrained cash position, the Company anticipated the redemption of the Series B Preferred Stock with shares of its common stock and, therefore, computed accretion of the anticipated premium, using the straight-line method, over the life of Series B Preferred Stock beginning in February 2002.

         While preparing the disclosure for the Series B Preferred Stock and further analyzing the financial statement results for the changes to the features of the Series B Preferred Stock during the audit of the Company's consolidated financial statements for the year ended June 30, 2004, the Chief Financial Officer of the Company noted that the Company should have discontinued the accretion of the anticipated premium when the changes in the features of the Series B Preferred Stock occurred in the second quarter. As disclosed in Note 21 to the consolidated financial statements, adjusting entries totaling $478,000 were recorded in the fourth quarter in the Company's consolidated statement of operations to eliminate the excess accretion related to the anticipated premium.

         In addition, during the audit of the Company's consolidated financial statements for the year ended June 30, 2004, the Company's external auditors advised the Company that the amendments to the Common Stock Purchase Agreement Dated November 7, 2000 made in the second quarter of the Company's fiscal year 2004 resulted in this agreement being subject to the accounting requirements of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which the Company adopted during the year. As a result, the Company had failed to record a liability for the put option feature of this agreement. The Company estimated the value of its obligation under the put option using the Black-Scholes pricing model, and, as disclosed in Note 21 to the consolidated financial statements, recorded an adjustment of $1,148,000 in the fourth quarter.

         In future filings, the Company will more fully disclose the problems that resulted in these fourth quarter adjustments and that were reported as material weaknesses.

                  The Company reported in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, that "during the first quarter of fiscal year 2005, the Company has continued to implement changes to improve its internal controls over financial reporting. These changes include, among other matters, more comprehensive documentation of accounting policies and procedures, implementation of analytical review procedures, schedules and checklists for the preparation of interim and annual financial statements, and executive level review of journal entries."

         More specifically, the Company has implemented the following internal control procedures:

         o Made changes in its executive management team to strengthen the role of the Chief Financial Officer.

         o Developed comprehensive checklists for the review of Board of Directors unanimous consents and minutes to identify transactions that result in accounting entries and footnote disclosure.

         o Developed procedures for timely submission of agreements and documents for all equity and debt transactions to the Chief Financial Officer and to the Company's outside auditors, which can be timely reviewed and analyzed for financial statement impact and disclosure.

         o Developed procedures requiring the President and CEO to communicate at the end of each reporting period to the Chief Financial Officer regarding any financing transactions or amendments to financing transactions still in progress.

         o Implemented the use of comprehensive checklists for accounting and financial disclosures through subscription to an on-line SEC and GAAP compliance service.

         o Implemented the requirement that all journal entries be reviewed by senior level management, including review and approval of journal entries prepared by the Chief Financial Officer by the President and CEO of the Company.

         The Company believes that the implementation of and compliance with these controls and procedures will effectively correct the material weaknesses identified by management and the Company's external auditors.


Item 11.  Security Ownership of Certain Beneficial Owners and Management, page
------------------------------------------------------------------------------
26
--

3. Significant disclosure of the features of the Series A Preferred stock was provided in Note 22 to the consolidated financial statements, including a description of the voting features. Each share of the Series A Preferred Stock entitles the holder to cast one hundred (100) votes on all matters submitted to the stockholders for a vote, voting together with the holders of the common stock of the Company as a single class. Currently, the ownership of the Series A Preferred Stock by the Company's President and Chief Executive Office and its Chairman provides these two individuals with voting control over matters submitted to a vote of stockholders. We will revise the notes to the consolidated financial statements and other sections of the Form 10-KSB in future filings to more clearly disclose the existence of this voting control.

Item 12. Certain Relationships and Related Transactions, page 27
----------------------------------------------------------------

4. Voting control by one of the Company's founders, David Groen, had existed from November 7, 2000 by means of shares of Series A Preferred Stock issued to him in exchange for a note receivable. The note receivable matured in November 2003, and the President surrendered all Series A Preferred Stock in cancellation of the note. See Notes 9 and 10 to the consolidated financial statements. The Board of Directors and management of the Company believed that the continuity of voting control by the founders of the Company was crucial to the ongoing operations and growth of the Company. Therefore, on October 8, 2004, the Board of Directors amended and restated its Articles of Incorporation to change the rights and terms of its Series A Preferred Stock and approved the issuance of 1,400,000 shares of Series A Preferred Stock to its founders, David and Jay Groen. See Note 22 to the consolidated financial statements.

         The Board of Directors of the Company, financial management and outside legal counsel conducted extensive discussions, evaluated several factors, and considered many uncertainties in arriving at a purchase price of $.05 per share for the Series A Preferred Stock. Even though the holders of Series A Preferred Stock may cast one hundred votes on all matters submitted to a vote of stockholders, voting together with holders of the Company's common stock as a single class, significant differences in the features and terms of the Series A Preferred Stock as compared to common stock led the Board to arrive at a purchase price that was not tied directly to the market price of the Company's common stock. The purchase of $.05 per share for the Series A Preferred Stock was set by the Board after consideration of the following:

         o The voting rights have a limited life, expiring seven years from the date of issue.

         o The Series A Preferred Stock is non-transferable and non-assignable.

         o The Series A Preferred Stock has no dividend or liquidation rights.

         o The Series A Preferred Stock is convertible into shares of common stock of the Company on a one-for-one hundred (1:100) basis at a conversion price of $.50 per share of common stock. The closing price of the Company's common stock on October 8 was $.20 per share. The conversion feature was, and still is, significantly "under water".

         o The Series A Preferred Stock is convertible into shares of common stock upon, and only upon, the Company reaching significant revenue milestones. Conversion is allowed at the rate of 25% of the preferred shares for each $30 million in defined cumulative gross sales, for a total of $120 million in sales. To date, the Company has not had sales in excess of $1 million in any year.

         o This convertibility is also only available if these significant revenue milestones are met within seven years from the date of issue of the Series A Preferred Stock.

         o According to the Company's current business plan, in order to meet these significant revenue milestones, the Company must complete the FAA or equivalent international certification of its Hawk 4 gyroplane. Significant investment, estimated currently at $40 million, and a time frame of approximately 3 years will be required to complete this certification. The Company currently has no commitment from investors for these funds.

         After consideration of these factors, limitations and uncertainties, the Board of Directors considered the purchase price of $.05 per share to be reasonable. The total purchase price of $70,000 was paid to the Company through offset of a like amount of accrued interest payable to David and Jay Groen. The notes to the consolidated financial statements of the Company will be expanded in future filings to disclose how the purchase price was determined and the nature of the consideration received by the Company.


Statements of Operations, page F-4
----------------------------------

5. The Company adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity', effective July 1, 2003. The Company had shares of its Series B Preferred Stock outstanding before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, the quarter ended September 30, 2003. The adoption of SFAS No. 150 resulted in the reporting of the Company's Series B Preferred Stock as a long-term liability for the year ended June 30, 2004 and subsequent periods. Because the carrying value of the Series B Preferred Stock was the same before and after adoption of SFAS No. 150, the Company's consolidated statement of operations for the year ended June 30, 2004 does not include the cumulative effect of a change in accounting principle as required by Paragraph 29 of SFAS No. 150. We will expand our disclosure in the notes to our consolidated financial statements in future filings to include this discussion.


Consolidated Statements of Stockholders' Deficit
------------------------------------------------

6. The Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's restricted common stock have been issued in payment of goods and services, reduction of debt and other purposes. At the same time, during the past two years, the Company has issued numerous shares of its restricted common stock for cash in private placement transactions exempt from registration. Attached as Exhibit B and Exhibit C to this letter are detailed schedules showing the shares of restricted common stock issued for cash for the fiscal years ended June 30, 2003 and 2004, respectively.

Because of the significant number of these cash transactions throughout each year, all but one at $.20 per share, the Company believes that $.20 per share is an appropriate value per share to use for issuances of restricted common shares in non-cash transactions. The Company used $.20 per share to value substantially all non-cash common stock transactions during fiscal years 2003 and 2004. Exhibits B and C also contain the quoted market prices for the Company's common stock on the same day as the sale of common shares for cash. These exhibits demonstrate that, throughout all periods presented, the cash price per share paid for the Company's common stock approximates the quoted market price of the Company's common stock. The Company does not believe the differences between the quoted market prices and the cash price per share of $.20 is material for the years ended June 30, 2003 and 2004. Furthermore, the common stock of the Company is thinly traded. In future filings, if the cash price paid per common share continues to approximate the quoted market price of the shares, we will clarify that the value of restricted common shares issued in non-cash transactions was determined based on the cash price per share paid for restricted common shares in several cash transactions on or near the transaction date, and that this value per share approximates the quoted market price of the shares.


7. During the years ended June 30, 2003 and 2004, the Company issued a total of 4,850,000 and 900,000 shares of restricted common stock, respectively, as collateral for certain convertible notes payable. No value was assigned to these shares because the shares are further restricted and bear a legend prohibiting the holder from selling or transferring the shares at any time.

         The legend on the share certificates reads as follows, "These securities are issued as collateral, and are not tradable except in the event of default, and are subject to the specific terms and conditions of the convertible promissory note. A copy of the note is kept at the office of the issuer. Any further questions regarding this restriction should be directed to the issuer."

         The legend will only be removed if the Company is in default on the applicable loan, at which time, a new certificate will be issued and a value recorded for the shares to account for the loan and accrued interest settled. In addition, the terms of the notes payable require the holder of the collateral shares to return the shares to the Company when the applicable loan and accrued interest are paid in full. To date, the Company has not defaulted on any loan where common stock has been pledged as collateral. It is the Company's position that there will be no default on these loans, and therefore, all collateral shares will be returned. Under this assumption, the Company believes it is appropriate to not assign any value to the collateral shares issued. The Company will expand its footnote disclosure in future filings to further describe the terms of the collateral shares and the reason for not assigning a value to them.

8. During the year ended June 30, 2004, the Company issued 6,125,000 shares of restricted common stock in net settlement of a stockholder's put option for 875,000 shares for an aggregate price of $1,400,000. A market value of $.20 per share, or $1,400,000 was assigned to the shares issued and recorded as an increase to the common stock account. However, the other side of this accounting entry, a debit of $1,400,000 for the redemption of the 875,000 shares was also recorded to the common stock account. The debit and credit for the same amount in the same account netted to zero with the net result of no value assigned to the transaction in the common stock account, which is how the transaction is shown on the statement of stockholders' deficit. We will expand the discussion of this and similar transactions in future filings to clarify the accounting that resulted in no net value reflected in the financial statements.


Notes to the Financial Statements
---------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Deposits
--------

9. The terms of the Company's Authorized Dealership Agreement require authorized Hawk 4 dealers to pay deposits equal to 10% of an agreed upon number of aircraft. In exchange, the dealers obtained a priority position for the delivery of aircraft by the Company and other dealership rights. The Authorized Dealership Agreement states that the deposits "shall be retained without interest and commingled with the working capital of GBA and used for the design, development, testing and certification of the Hawk Gyroplane".

         The Authorized Dealership Agreement further states that the exclusive remedy for failure of the Company to obtain FAA certification of the aircraft would be the refund of the deposits. However, no specific timeframe to complete the certification is stated in the agreement. The Company has provided lengthy discussions in its filings of the reasons it has been unable to complete the certification of the Hawk 4, including delays caused by the September 11, 2001 attack on the World Trade Centers and the resultant difficulties in raising the required capital. The Company currently estimates a capital requirement of $40 million to complete certification of the Hawk 4.

         The Company continues its efforts to obtain the funding to complete the certification of the Hawk 4. Once such funding is obtained, the certification process will require 2 to 3 years to complete. Because of the long-term prospects of obtaining the funding and completing the certification, dealer deposits have been recorded as long-term liabilities. In addition, the following factors have been considered by the Company in concluding that the dealer deposits are appropriate to record as long-term liabilities:

         o Only one dealer has asked for a refund or asserted the Company is in breach of the agreement. The deposits of this dealer were substantially all converted to a long-term promissory note payable to the dealer.

         o Two years ago, restricted common shares were given to the dealers in partial consideration for the delay in completing the certification. The value of these shares was charged to interest expense.

         o During fiscal year 2004, an offer was given to all dealers to convert up to 15% of deposits into restricted common shares of the Company at $.20 per share. All but one dealer accepted this offer.

         o All but one of these Hawk 4 dealers are also authorized dealers of the Company's SparrowHawk gyroplane. The Company has completed the development of this aircraft, which does not require FAA certification, and sales through dealerships have commenced.

         o The Company's and these dealers' emphasis in the short-term will be on further sales efforts of the SparrowHawk, pending receipt of funding for the Hawk 4 gyroplane.

     In future filings, we will disclose the reasons for classifying the deposits as long-term.


Note 2.  Going Concern
----------------------

10. The Company will be dependent on non-operating sources of funding during fiscal year ending June 30, 2005 to meet is obligations and fund its operating deficits. These sources will continue to be the sale of restricted common stock through private placement transactions and debt. If the Company is unable to obtain sufficient capital from these sources, it will have difficulty meeting its current obligations and sustaining the same level of operation.

     Operating revenues from the sale of SparrowHawk kit gyroplanes will not be sufficient to cover operating expenses for the following reasons:

         o To date, the Company has experienced a negative gross profit on sales because of the nonrecurring and "learning curve" costs that are normally experienced in the production of a new product.

         o The Company projects the negative gross profit on sales will continue for most of fiscal year 2005.

         o Marketing and sales efforts continue, but the number of SparrowHawk kits sold is below expectations, due in part to lack of funding to purchase raw materials and parts and to increase marketing efforts.

     The Company will also continue to explore larger, untapped markets for fully assembled SparrowHawk gyroplane aircraft, including law enforcement agencies both in the United States and overseas using the SparrowHawk as a surveillance aircraft. The Company believes the margins on these completed aircraft will be substantially higher than on kit gyroplanes. However, through the date of this letter, no sales of fully assembled SparrowHawk gyroplane aircraft to law enforcement agencies have occurred.

     The Company does not expect revenues from the sale of Hawk 4 gyroplanes will be realized until the Company completes the FAA or equivalent international certification of the aircraft. Currently, the Company estimates that approximately $40 million and a 2 to 3 year period will be required to complete the certification. The Company is in discussions with two groups that are interested in funding the completion of the certification and commencing the production of the Hawk 4 gyroplane. These discussions are ongoing, and though optimistic, the Company is not in a position to conclude how likely a favorable outcome to these opportunities is. If one or both of these funding transactions is completed, the Company believes there will be sufficient working capital to fund operating deficits for the remainder of fiscal year 2005 and for the next 2 to 3 years. In addition, with the announcement of such a funding source, the Company believes prospects will improve to raise equity capital from other sources to fund operations and meet debt obligations. Because of the potential size of the Hawk 4 revenues, and ongoing research and development efforts, the Company does not project that it will have net income or positive cash flows from operations until FAA certification is obtained and sales of Hawk 4 gyroplanes reach planned levels.

         The Company does not anticipate that operating costs of personnel, facilities, research and development and sales and marketing will decrease from levels reported for fiscal year 2004.

         We will more fully disclose in future filings management's plans to fund losses from operations and the factors critical to the Company's ability to improve its financial condition and future results of operations.


Note 3. Related Party Notes Receivable
--------------------------------------

11. We confirm that the unsecured notes receivable from officers and shareholders did not arise from the sale of issuance of the Company's common stock or preferred stock, but represent primarily cash advances made during or prior to the fiscal year ended June 30, 2003. Of the $137,000 total amount receivable, $89,000 is due from a shareholder who is not an officer or director. The Company does not believe that these related party loans were made in violation of the Sarbanes-Oxley Act prohibition of loans to officers. The notes are demand notes, however, the Company has a plan in place with the note holders whereby quarterly reductions in the notes are being made. Therefore, the Company believes the notes will be fully collected, and no revised disclosure is necessary.

Note 4.  Detail of Certain Balance Sheet Accounts
-------------------------------------------------
Note 8.  Capital Lease Obligations
----------------------------------

12. The reference to financial institutions in Note 8 to the consolidated financial statements relates to two financial institutions. One of the capital leases has been paid in full, therefore, future reference in the footnotes will be to one financial institution. This financial institution is a related party because its owners are shareholders and one of its owners is a personal lender with significant amounts loaned to the Company. We will expand our disclosure in future filings to disclose this relationship.

         The parties referred to in Note 4 to the consolidated financial statements from which the Company has obtained customer advance payments are also shareholders of the Company. Similarly, the parties from which the Company has obtained dealer deposits are shareholders of the Company. The Company will more fully disclose the related party affiliations of these parties in future filings.


Note 5.  Short-Term Notes Payable
---------------------------------
Note 6.  Related Party Notes Payable
------------------------------------
Note 7.  Long-Term Debt
-----------------------

13. The conversion prices per share of the convertible notes payable and long-term debt disclosed in Notes 5, 6 and 7 were based on the cash price per common share paid in private placement transactions on or near the date the debt agreements were negotiated. The cash price per common share and the conversion prices per share approximated the quoted market price per share of the Company's common stock on or near the date the note agreements were negotiated. The conversion prices per share have all been set at the market price of the common stock, or above the market price whenever possible, with market price typically established at the price per share that the Company was selling restricted common shares for cash at the time. Because the conversion price per share was generally "under water" in these transactions, the Company concluded that the conversion terms did not represent a beneficial conversion feature. There were three instances of beneficial conversions noted with a total effect of less than $20,000, which the Company considered immaterial to record in its consolidated financial statements. Therefore, no beneficial conversion features have been accounted for in the Company's consolidated financial statements for these three instances.

         The Company will more fully describe how the conversion prices per share were determined in the notes to the financial statements in future filings.

Note 9.  Preferred Stock
------------------------

14. On October 14, 2003, the holders of Series B Preferred Stock agreed to extend the redemption date to October 31, 2005 in exchange for 2,500,000 warrants to purchase common shares at $.30 per share, exercisable within three years of the date of issue. The Company estimated the value of these warrants at $125,000 using the Black-Scholes option pricing model. The estimated value of the warrants of $125,000 was charged to interest expense in the second quarter of fiscal year 2004.

         The Company will more fully describe how the estimated value of these and other warrants is determined, and will disclose the amount and accounting treatment of the value of the warrants in the notes to the consolidated financial statements in future filings.


Note 13.  Stock Options and Stock-Based Compensation
----------------------------------------------------

15. The Company will disclose in the notes to the consolidated financial statements in future filings the number of shares exercisable at the end of each year for which a statement of operations is presented and the weighted average exercise price of options for each of the following groups of options: (1) those outstanding at the beginning of the year, (2) those outstanding at the end of the end of the year, (3) those exercisable at the end of the year, and those (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year.


Note 15.  Asset Impairment
--------------------------

16. During the years ended June 30, 2000 and 1999, the Company acquired investment art, consisting primarily of paintings, in exchange for shares of the Company's common stock at a total value of $1,271,000. The investment art was recorded in the Company's consolidated balance sheets and described in the notes to the consolidated financial statements as "investment art held for sale". During the years ended June 30, 1999 through 2003, much of the investment art was traded for, or proceeds from the sale of the investment art used to, purchase property and equipment, retire debt, and pay for goods and services.

         The Company reviews its long-lived assets, including the investment art, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is then recognized in the Company's consolidated statement of operations. Using this methodology, the Company reported impairment losses on the investment art of $159,000 in fiscal year 2002 and $148,000 in fiscal year 2003, due to the uncertainty of recovering the remaining carrying value of the art. After these impairment losses, the Company no longer has a book value assigned to the remaining few pieces of investment art in its possession. The Company continues to seek opportunities to sell the art for cash or trade the art for reduction of debt or payment of goods and services.

         To the extent that disclosure of the investment art impairment is material to the Company's consolidated financial statements in the future, the Company will expand disclosures in the notes to its financial statements in future filings to describe the facts and circumstances leading to the impairment.


Note 19.  Commitments and Contingencies
---------------------------------------

17. To date, the Company has omitted to accrue royalty expense to the Company's founders, David and Jay Groen, on sales of aircraft. As disclosed in Note 19, this royalty commitment equals 1% of gross sales of gyroplanes. Through June 30, 2004, the royalty obligation to the founders was less than $5,000. Because of the immateriality of this amount, the Company will adjust its consolidated financial statements for the quarter ended December 31, 2004 to "catch up" this royalty expense. The Company will include the royalty expense in the caption "Cost of Sales".

         The Company did not incur or pay royalties to individuals other than its founders in the years ended June 30, 2003 and 2004. These royalty commitments are for sales of gyroplanes other than the SparrowHawk gyroplane. Through June 30, 2004, the Company has reported only sales of SparrowHawk gyroplane kits, modification kits, and flight training. These revenue sources are not subject to these royalty commitments.

         In future filings, when royalties are incurred on sales of aircraft, the Company will expand disclosure in the notes to its consolidated financial statements to disclose the amount of royalties paid and to indicate the caption in the statement of operations where the royalties are included.


Note 21. Significant Fourth Quarter Adjustments
-----------------------------------------------

18. The Company has provided a discussion of the nature and timing of the events or circumstances that resulted in the significant fourth quarter adjustments in the response provided under comment number 2 above. The Company will expand its footnote disclosure in future filings to clarify the nature and timing of these events and circumstances.

         The Company, after consultation with its outside auditors, concluded that the fourth quarter adjustments were individually significant, but which, in the aggregate, did not have a material net effect on the consolidated results of operations and net loss applicable to common stockholders either in the applicable quarters or for the entire fiscal year. This conclusion is stated in
Note 21 to the consolidated financial statements, which contains the following table.


                                               Second Quarter                         Third Quarter
                                    -----------------------------------------------------------------------------
                                         Quarter         Year-to-Date          Quarter          Year-to-Date
                                    -----------------------------------------------------------------------------
Net loss applicable to
   common stockholders
   as originally reported                $(3,198,000)        $(7,519,000)        $(2,822,000)      $(10,341,000)

Adjustments to Series
   B 15% Preferred Stock                     195,000             195,000             283,000            478,000

Adjustment to put option
   liability                              (1,148,000)         (1,148,000)                -           (1,148,000)
                                    -----------------------------------------------------------------------------

Net loss applicable to
   common stockholders
   as adjusted                           $(4,151,000)        $(8,472,000)        $(2,539,000)      $(11,011,000)
                                    =============================================================================

Net loss per share - basic and diluted:
   As originally reported                     $(0.03)             $(0.07)             $(0.03)            $(0.10)
   As adjusted                                $(0.04)             $(0.08)             $(0.02)            $(0.10)

         The net loss per share - basic and diluted, as adjusted, was increased only $.01 per share in the second quarter on a quarterly and year-to-date basis, and was decreased by $.01 in the second quarter on a quarterly basis. The net adjustments had no net effect on the loss per share reported on a year-to-date basis through the third quarter.


Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2004
------------------------------------------------------------------------

19. We will also address your comments on our Annual Report on Form 10-KSB in future quarterly reports on Form 10-QSB, where applicable.


         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me directly at (801) 973-0177 should you have questions or need additional information.


Yours truly,


/s/Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer

Attachments

                                   EXHIBIT B



Groen Brothers Aviation, Inc.
Schedule of Cash Sales of Restricted Common Stock
Year Ended June 30, 2003

                                 Cash                                                   Quoted Market
                             Price per           Number of                                Price per
          Date                 Share $             Shares            Cash Proceeds $           Share $

           7/1/02                0.20             25,000                  5,000.00             0.23
           7/3/02                0.20             40,000                  8,000.00             0.22
           7/8/02                0.20            100,000                 20,000.00             0.25
           7/8/02                0.20             60,000                 12,000.00             0.25
          7/12/02                0.20             25,000                  5,000.00             0.28
          7/17/02                0.20             25,000                  5,000.00             0.28
          7/18/02                0.20             60,000                 12,000.00             0.27
          7/19/02                0.20             25,000                  5,000.00             0.28
          7/22/02                0.20            125,000                 25,000.00             0.28
          7/25/02                0.20             75,000                 15,000.00             0.29
          7/30/02                0.20            250,000                 50,000.00             0.28
          7/30/02                0.25             40,000                 10,000.00             0.28
          8/12/02                0.20             30,000                  6,000.00             0.25
           8/2/02                0.20            225,000                 45,000.00             0.28
           8/2/02                0.20             50,000                 10,000.00             0.28
          8/14/02                0.20             25,000                  5,000.00             0.27
          8/16/02                0.20             35,000                  7,000.00             0.27
          8/13/02                0.20             25,000                  5,000.00             0.28
          8/20/02                0.20             50,000                 10,000.00             0.29
          8/16/02                0.20             15,000                  3,000.00             0.27
          8/29/02                0.20             25,000                  5,000.00             0.30
          8/29/02                0.20             25,000                  5,000.00             0.30
           9/5/02                0.20             25,000                  5,000.00             0.26
           9/6/02                0.20             25,000                  5,000.00             0.26
          9/19/02                0.20             30,000                  6,000.00             0.24
          9/17/02                0.20          1,100,000                220,000.00             0.25
          9/20/02                0.20             30,000                  6,000.00             0.24
          9/18/02                0.20             50,000                 10,000.00             0.25
          9/25/02                0.20             20,000                  4,000.00             0.23
         10/10/02                0.20             25,000                  5,000.00             0.25
         10/18/02                0.20            100,000                 20,000.00             0.23
         10/17/02                0.20             25,000                  5,000.00             0.23
         10/21/02                0.20             50,000                 10,000.00             0.26
         10/23/02                0.20             25,000                  5,000.00             0.26
         10/24/02                0.20             25,000                  5,000.00             0.26
         10/23/02                0.20             25,000                  5,000.00             0.26

         10/28/02                0.20             25,000                  5,000.00             0.26
         10/29/02                0.20            300,000                 60,000.00             0.26
         10/31/02                0.20             30,000                  6,000.00             0.26
         10/23/02                0.20            157,500                 31,500.00             0.26
          11/7/02                0.20             37,500                  7,500.00             0.25
         11/18/02                0.20            100,000                 20,000.00             0.24
         11/14/02                0.20             25,000                  5,000.00             0.25
         11/21/02                0.20             27,000                  5,400.00             0.28
          12/2/02                0.20            100,000                 20,000.00             0.25
         12/12/02                0.20             10,000                  2,000.00             0.21
         12/16/02                0.20             25,000                  5,000.00             0.21
          12/6/02                0.20            104,500                 20,900.00             0.25
         12/11/02                0.20            250,000                 50,000.00             0.22
         12/17/02                0.20            125,000                 25,000.00             0.22
          1/29/03                0.20             50,000                 10,000.00             0.19
          2/14/03                0.20            125,000                 25,000.00             0.19
          2/19/03                0.20             25,000                  5,000.00             0.19
          2/21/03                0.20             25,000                  5,000.00             0.19
          2/12/03                0.20             25,000                  5,000.00             0.19
          2/28/03                0.20            100,000                 20,000.00             0.18
          3/13/03                0.20             15,000                  3,000.00             0.19
          3/14/03                0.20             25,000                  5,000.00             0.19
          3/25/03                0.20             35,000                  7,000.00             0.18
           4/4/03                0.20             25,000                  5,000.00             0.17
           5/5/03                0.20             25,000                  5,000.00             0.17
          6/13/03                0.20            125,000                 25,000.00             0.28
          6/13/03                0.20             50,000                 10,000.00             0.28
          6/16/03                0.20             25,000                  5,000.00             0.25
          6/18/03                0.20             25,000                  5,000.00             0.25
          6/24/03                0.20             10,000                  2,000.00             0.22
Rounding on report                                                        1,700.00
                                               -----------------------------------
Total Cash Transactions                        4,936,500                   991,000
                                                ==================================

                                   EXHIBIT C



Groen Brothers Aviation, Inc.
Schedule of Cash Sales of Restricted Common Stock
Year Ended June 30, 2004

                                                                                              Quoted Market
                               Price per         Number of                                    Price per
             Date               Share $           Shares              Cash Proceeds $          Share $
           7/1/03                0.20             25,000                     5,000             0.24
           7/1/03                0.20            100,000                    20,000             0.24
           7/1/03                0.20            250,000                    50,000             0.24
           7/3/03                0.20            150,000                    30,000             0.23
          7/21/03                0.20            200,000                    40,000             0.20
          7/29/03                0.20             50,000                    10,000             0.23
           8/1/03                0.20            100,000                    20,000             0.19
           8/5/03                0.20            100,000                    20,000             0.19
          8/19/03                0.20             50,000                    10,000             0.12
          8/28/03                0.20             50,000                    10,000             0.19
          8/22/03                0.20             50,000                    10,000             0.15
           9/2/03                0.20             25,000                     5,000             0.20
           9/5/03                0.20             50,000                    10,000             0.17
           9/8/03                0.20             50,000                    10,000             0.21
          9/12/03                0.20            100,000                    20,000             0.16
          9/12/03                0.20             50,000                    10,000             0.16
         10/10/03                0.20             25,000                     5,000             0.17
         10/10/03                0.20             25,000                     5,000             0.17
         10/13/03                0.20             50,000                    10,000             0.15
         10/14/03                0.20             75,000                    15,000             0.17
         10/14/03                0.20             50,000                    10,000             0.17
         10/16/03                0.20            250,000                    50,000             0.15
         10/20/03                0.20             15,000                     3,000             0.16
         10/23/03                0.20            100,000                    20,000             0.19
          11/4/03                0.20             25,000                     5,000             0.17
          11/5/03                0.20             50,000                    10,000             0.18
         11/13/03                0.20             62,500                    12,500             0.16
         11/24/03                0.20             50,000                    10,000             0.17
         11/25/03                0.20             25,000                     5,000             0.17
          12/1/03                0.20             50,000                    10,000             0.22
          12/1/03                0.20             25,000                     5,000             0.22
          12/3/03                0.20             75,000                    15,000             0.18
         12/10/03                0.20             25,000                     5,000             0.20
         12/15/03                0.20             25,000                     5,000             0.22
         12/22/03                0.20             25,000                     5,000             0.23
         12/22/03                0.20             50,000                    10,000             0.23

         12/23/03                0.20             50,000                    10,000             0.22
         12/23/03                0.20             27,600                     5,520             0.22
           1/7/04                0.20            300,000                    60,000             0.25
           1/8/04                0.20             25,000                     5,000             0.25
           1/8/04                0.20             25,000                     5,000             0.25
           1/7/04                0.20             25,000                     5,000             0.25
           1/7/04                0.20            100,000                    20,000             0.25
           1/9/04                0.20             50,000                    10,000             0.25
           1/9/04                0.20             55,000                    11,000             0.25
          1/20/04                0.20             50,000                    10,000             0.29
          1/20/04                0.20             50,000                    10,000             0.29
          1/20/04                0.20             12,500                     2,500             0.29
          1/20/04                0.20             25,000                     5,000             0.29
          1/20/04                0.20             50,000                    10,000             0.29
          1/21/04                0.20             75,000                    15,000             0.26
          1/23/04                0.20             10,000                     2,000             0.28
          1/23/04                0.20             25,000                     5,000             0.28
          1/23/04                0.20             35,000                     7,000             0.28
          1/26/04                0.20             30,000                     6,000             0.28
          1/26/04                0.20             37,500                     7,500             0.28
          1/26/04                0.20            100,000                    20,000             0.28
          1/26/04                0.20             25,000                     5,000             0.28
          1/26/04                0.20             25,000                     5,000             0.28
          1/26/04                0.20             25,000                     5,000             0.28
          1/26/04                0.20             25,810                     5,162             0.28
          1/26/04                0.20             25,000                     5,000             0.28
          1/26/04                0.20             50,000                    10,000             0.28
          1/26/04                0.20            110,000                    22,000             0.28
           2/6/04                0.20             25,000                     5,000             0.25
          2/11/04                0.20             25,000                     5,000             0.25
          2/17/04                0.20            250,000                    50,000             0.26
          2/17/04                0.20             25,000                     5,000             0.26
          2/20/04                0.20             25,000                     5,000             0.24
          2/27/04                0.20             50,000                    10,000             0.25
           3/4/04                0.20            100,000                    20,000             0.25
           3/4/04                0.20            100,000                    20,000             0.25
           3/9/04                0.20            125,000                    25,000             0.24
          3/15/04                0.20              5,000                     1,000             0.25
          3/15/04                0.20              5,000                     1,000             0.25
          3/15/04                0.20             15,000                     3,000             0.25
          3/30/04                0.20             75,000                    15,000             0.25
          3/31/03                0.20            125,000                    25,000             0.23
           4/2/04                0.20             50,000                    10,000             0.21
           4/2/04                0.20             85,000                    17,000             0.21


           4/9/04                0.20             25,000                     5,000             0.18
          4/14/04                0.20             50,000                    10,000             0.25
          4/14/04                0.20             50,000                    10,000             0.25
          4/13/04                0.20             50,000                    10,000             0.26
          4/14/04                0.20             50,000                    10,000             0.25
          4/14/04                0.20             25,000                     5,000             0.25
          4/14/04                0.20             25,000                     5,000             0.25
          4/19/04                0.20             54,928                    10,986             0.25
          4/16/04                0.20             44,075                     8,815             0.24
          4/19/04                0.20             50,000                    10,000             0.25
          4/22/04                0.20             25,000                     5,000             0.21
          4/22/04                0.20             73,500                    14,700             0.21
          4/22/04                0.20             50,000                    10,000             0.21
          4/23/04                0.20             40,000                     8,000             0.21
          4/26/04                0.20             25,000                     5,000             0.20
          4/27/04                0.20             25,000                     5,000             0.20
          4/27/04                0.20             25,000                     5,000             0.20
          4/23/04                0.20             25,000                     5,000             0.21
           5/4/04                0.20             25,000                     5,000             0.19
          5/17/04                0.20             50,000                    10,000             0.22
          5/21/04                0.20             75,000                    15,000             0.18
          5/28/04                0.20             75,000                    15,000             0.19
           6/1/04                0.20             75,000                    15,000             0.19
           6/1/04                0.20             75,000                    15,000             0.19
           6/2/04                0.20            100,000                    20,000             0.21
          6/17/04                0.20            500,000                   100,000             0.18
          6/28/04                0.20            150,000                    30,000             0.21
Rounding on report                                                            -683
                                               ------------------------------------

Total Cash Transactions                        6,843,413                 1,368,000
                                               ====================================